UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

   Pursuant to Section 12(b) or (g) of the Securities Exchange
                           Act of 1934


                       ALTREX INCORPORATED
   (Name of small business issuer as specified in its charter)

            Nevada                           91-1932068
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

                124 SOUTH WALL STREET, SUITE 105
                   Spokane, Washington  99201
   (Address, including postal code, of registrant's principal executive offices)

                         (509) 252-3939
             (Telephone number, including area code)

Securities to be registered under Section 12 (b) of the Exchange Act: None

        Securities to be registered under Section 12 (g)
of the Exchange Act:     Common Stock, par value $0.001 per share

                        TABLE OF CONTENTS

ITEM                                                                     PAGE

PART I

Item 1.   Description of Business
Item 2.   Management's Discussion and Analysis or Plan of Operation
Item 3.   Property
Item 4.   Security Ownership of Certain Beneficial Owners and Management
Item 5.   Directors, Executive Officers, Promoters, and Control Persons
            of the Company
Item 6.   Executive Compensation
Item 7.   Certain Relationships and Related Transactions
Item 8.   Description of Securities

PART II

Item 1.   Market Price of and Dividends on the Company's Common Equity
            and Other Shareholder Matters
Item 2.   Legal Proceedings
Item 3.   Changes In and Disagreements with Accountants on Accounting and
            Financial Disclosure
Item 4.   Recent Sales of Unregistered Securities
Item 5.   Indemnification of Directors and Officers
Item 6.   General - Year 2000 Issues

PART F/S

Index to Financial Statements

PART III

Item 1.   Index to Exhibits

                             PART I

Altrex Incorporated (the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS.


                           Background

Altrex Incorporated (the "Company") was incorporated as a Nevada corporation on October 20, 1998, for the purpose of offering internet services. Its principal place of business is located at 124 South Wall Street, Suite 105, Spokane, Washington, 99201.

The Company is authorized to issue up to 75,000,000 (seventy five million) common shares, par value $0.001.

The Company was formed by Mr. Christopher A. George, who was issued 1,500,000 (one million five hundred thousand) shares of the Company's common stock in consideration of his efforts in establishing the Company and overseeing the initiation and implementation of its strategic business plan. Christopher George is the Company's President and heads up its Board of Directors. His brother, Monte A. George, is also on the Company's Board of Directors and is the Secretary/Treasurer of the Company. Monte George was issued 500,000 (five hundred thousand) shares of the Company's common stock in consideration of his similar efforts in establishing the Company and overseeing the initiation and implementation of its strategic business plan. Christopher and Monte George are the Company's sole officers and directors.

In the Company's initial offering of shares ("Offering"), a total of 500,000 Common shares were issued to 35 shareholders at a price of $0.015 per share. This Offering was made pursuant to Rule 504 of Regulation D (see PART II, ITEM 4, "Recent Sales of Unregistered Securities"). This Offering commenced on November 5, 1998 and was closed on November 30, 1998.

There has been no bankruptcy, receivership, or similar proceeding by or against the Company. In addition, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not done in the ordinary course of business.

                Strategic Business Plan of Issuer

While currently in its development stage, the Company was formed to exploit a strategic business plan (the "Plan") within the internet industry. This Plan, in summary, has a primary focus of exploiting the potential acquisition and consolidation of many smaller internet service providers ("ISP") into one, larger ISP that can enjoy and reap the benefits of the greater efficiencies of scale provided by a large subscriber base and expanded revenue sources. Further, as a larger ISP, the Company will be able to more cost effectively add and/or enhance available services to its subscribers, more effectively be to retain those accounts, and more cost effectively advertise for additional subscribers to their internet service by having the ability to offer the latest in internet-related technologies and services.

Due the relatively low cost, ease of entry, and minimal equipment (capital) costs required to establish and set up an internet service provider business, the industry has been a means for many people throughout the country to become "self-employed."
However, there are critical business "thresholds" or levels that are easy to bump up against and stay at, but difficult for most to successfully overcome in order to reach the next business level, and thereby increase revenues to the point where profits
are more reasonable.   These various thresholds are created by
such things as older equipment performance/limitations, advertising budgets, capital limitations, industry/technical knowledge, bandwidth restrictions, and the level of services that can be effectively provided to subscribers.

As a result of these difficult thresholds within the industry, there are many small ISP's, each with a few hundred subscribers, that are merely eking out a basic existence for the owner. In many instances, these owners have become less enamored with their current "self-employed" status. Their dreams of easy monthly income have been dashed in the face of the realities of and changes going on within the internet industry. What were once reasonable levels of cash flow are now declining due to the shift of their subscriber base to other, more updated ISP's. There is little choice for many of these ISP's on how to stay in business. They must face the fact that they need to either upgrade their equipment and/or services, or continue down the path of declining revenues and profits. The tremendous technological advances in computer and modem speeds have resulted in demands not only for increased speeds at the server levels and ever-increasing needs for data throughput and increased bandwidth availability.
Without the ability of the small ISP's to provide these, and other, enhanced services to their subscribers, they slowly lose their existing subscribers and cannot generate new business to replace those lost revenues.

In short, many of these small ISP's are quickly facing this harsh reality of the industry and have little choice but to either spend more money to retain existing customers or lose business over time and face ever-decreasing revenues. Therein lies the foundation for the Company's strategic business plan.

By offering the owners of these smaller ISP's the opportunity to recoup some, if not all, of their investment in their business, they effectively have a reasonable means to exit the industry. In return, the Company will be able to gain and consolidate existing subscribers in a much quicker and more cost effective manner than by starting up its own new ISP business from scratch.

Within the greater Spokane/Inland Northwest market, there are well over 30 different independent ISP's operating. While specifics and details are difficult to obtain, these ISP's range in size from having a subscriber base of a few hundred to several thousand. The level and range of services provided to subscribers also vary a great deal, with those having the largest subscriber base providing the greatest amount and variety of services. The monthly hookup fees also vary by quite a bit, ranging from a low of about $8.00 per month (payable one year in advance) for basic internet service at slower modem speeds, to nearly $30 per month for a host of services including the most current modem speeds. If the ISP has the ability to offer higher bandwidth/modem speeds, the monthly prices go up even higher.

While the greater Spokane/Inland Northwest are will initially be the primary focus of the Plan, it is the Company's intention to expand the "network" to cover the three-state area known as the Pacific Northwest into its longer term business strategy. Possible expansion outside that area would not be inconceivable, depending upon the Company's success within the local region and the opportunities that may present themselves elsewhere.

In seeking ISP's to acquire and consolidate for its Plan, the Company will rely upon various means such as direct mailings, internet solicitations, advertising in industry publications, word of mouth, and the many industry and business contacts that the Messrs. George have put together in their many years in business.

In acquiring the smaller ISP's, the Company will be flexible in their structuring the many business transactions. Through the ultimate tradability of the Company's shares on a public exchange, the Company will not only have the ability to acquire businesses for cash and debt (or a combination thereof), but importantly will have the ability to additionally offer stock as a means to exploit its strategic business plan.

At present, and during the initial phase of its Plan, the only "employees" of the Company will be Messrs. George who will each be working on Company business one, or possibly two days per week. They have to date and will continue to receive no compensation, other than the shares of common stock previously mentioned above, during the initial phase of the Plan.

The size and financial strengths of most of the Company's competitors are substantially greater than those of the Company. However, management believes that the Company can effectively compete with those other companies because of the close, personal nature of its negotiation process in acquiring other ISPs, and the flexibility that the Company will have in offering cash, debt, and stock (or any combination thereof) to the sellers of the ISP's. There are many out there, especially the small independent ISPs that the Company will target, that are reluctant to deal with the large "corporate" organizations.

The Company has no new product or service planned or announced to the public.

The Company's business and strategic business plan is not subject to material regulation by federal, state, or local governmental agencies.

                          Risk Factors

The Company's strategic business plan and business model is subject to many risks, including, but not necessarily limited to, the following:

i. The internet industry, and more specifically the ISP industry, is highly competitive, very fragmented, and ever-changing. It is characterized by national providers like America Online and CompuServe, going head-to-head with local area providers and even mom-and-pop businesses. On the other hand, there is no overall "dominant" ISP and subscribers have widely varying needs and expectations of their ISP. Subscribers have a wide freedom of choice and ease in shifting from one ISP to another.

ii. The business in which the Company is engaged is highly competitive. Many of the competitors may be more financially secure and better able to incur acquisition, development, exploration, and marketing expenses. There can be no assurance that the Company's prospects will not be adversely affected by competition from these competitors.

iii. The Company has not commenced operations and thus has no history of operations or profits in the industry in which it will participate.

iv. The Company is largely dependent upon the efforts and abilities of the Messrs. George to exploit the business opportunities within the marketplace. However, they have only recently formed the Company and have no experience in operating the Company on a long-term basis. There is no assurance that they will be able to manage the transition from the development stage to a profitable Company.

v. While the Company's strategic plan has been researched and well though out, there is no assurance the Plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

vi. Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION.

The Company, since raising its initial capital, has concentrated on further developing its strategic business plan to acquire and consolidate smaller ISP's, and will likely continue to do so for the next four to eight months. During that time, the Company will be studying such things as the hardware and software requirements of the Plan, including servers, computers, software, modems, dial-tone providers, and the amount of bandwidth needed to adequately serve the Company's needs. This will include analyzing the many products that are available to satisfy these needs with a focus on using equipment and services that allow easy expansion and/or upgrades as the customer base and computer/modem speeds increase. This study will also include the search for a bandwidth supply that is both "clean" and easy to incrementally increase the supply as/when needed. All of the research and findings prepared during this phase will be compiled and used to set forth a detailed operating budget for the Company that will include ISP consolidations/acquisitions and new customer projections coupled with the capital and operating cash flow requirements necessary to meet those projections.

During the initial phase outlined above, the Company does not anticipate the need for any additional capital. In addition, there will be no "employees" required during this phase. All of the analysis and work will be performed by Chris and Monte George, who have been previously compensated for their efforts through the issuance of Common Shares as set forth herein.

Based on the detailed studies, and resultant budgets and cash flow projections prepared during the initial phase, it is expected that the Company will go forward with another offering in the next six to nine months to raise the funding needed to move it into its second phase of its strategic business plan, namely the acquisition/consolidation of small ISP's into the Company. This phase is outlined in more detail below.

Once the foundation for the Plan has been decided and set forth per the above discussion, the Company will begin its search for the smaller ISP's that it plans to acquire and/or consolidate into the Company. This phase is expected to begin in about nine to twelve months. As it enters this phase of its strategic business plan, the Company will likely need to begin adding a few employees, which may include a programmer and a secretary/bookkeeper/receptionist. Small ISP's will be solicited by a variety of means, including direct mailings, internet searches, industry publications, and through the many business contacts that Chris and Monte George have established in their several years in business. With the added flexibility that being a publicly-traded entity provides, the Company will be able to offer not only cash and/or debt in their related acquisitions/consolidations of ISP's, but importantly the ability to also offer a combination thereof, coupled with Shares in the Company, as a means to grow and expand its revenue and operating base.

Initially the Company will focus its efforts on the area known as the Inland Northwest, but as its success and operating base warrants, it will consider expansion to areas outside this area to include Seattle, Portland, Boise, and surrounding communities, basically the entire Northwest area. As it expands to areas outside its immediate Inland Northwest area, the Company will need to consider and possibly add an employee within each key geographic area into which it expands.

The second phase of the strategic business plan will continue on as the Company enters its third phase, which is the operation and expansion of its ultimate goal of being a large, operating ISP. During this phase, which is expected to begin in as little as twelve months, the Company will be consolidating several smaller ISP's into its operation. It will focus on the retention of the existing customer bases from those ISP's, as well as advertise and solicit new customers to the Company to expand its subscriber base.

At this point, the Company expects to have many thousands of subscribers to its internet service and be generating significant cash flows therefrom. It is too early to foresee what may be available to the Company at that time for an "exit strategy", but all potential paths will be given proper and due consideration, including everything from an outright sale of the Company to ongoing operations and continued expansion of its territory.

At present, the Company does not expect or anticipate any purchase and/or sales of any significant plant or equipment, nor are there any plans to increase the number of employees in the next twelve months.

                      Results of Operations

There were no revenues from sales for the period ended December
31, 1998. The Company sustained a net loss of $250 for the period then ended, which was due to the amortization of the capitalized start-up costs incurred by the Company.

                 Liquidity and Capital Resources

As of December 31, 1998, the Company had $7,500 of cash on hand and in the bank. However, these funds were earmarked to be paid out to a third-party for incorporation, legal, accounting, and other start-up related expenses. Until such time as the Company sets forth and implements its strategic business plan, there will be no need for additional capital, since the Officers are contributing their time and expenses at no cost during that time. Although the complete strategic business plan has not yet been fully researched and put together, management, at present, foresees the need to raise about $300,000 to $500,000 in additional capital to fully enter the acquisition phase of its strategic plan. For the next twelve months, management has plans to raise additional capital through the sale of equities, via private placement(s). It is the Company's intent to use this capital to fund their business plan, as operating revenues will not be generated until such time as ISPs are acquired and set up by the Company.

The Company faces considerable risks at each step in its strategic business plan. Such things as technology, societal and economic changes, cost overruns, a lack of interest in and/or inability to acquire existing ISP's at fair prices, and shortfalls in funding due to the Company's inability to raise additional capital in the equity securities market all may have an impact on the Company. If no additional funding is raised over the next twelve months, the Company will be forced to rely on funds loaned by the Officers and Directors. In such a restricted scenario, the Company would not be able to complete all of the steps of its strategic business plan, and would therefore be forced to delay all capital-intensive activities.
It is possible that, without necessary and sufficient cash flow during the next twelve months, the Company would have to severely restrict its plans and abilities to move forward with its strategic business plan.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company owns no property. Its office space is shared with other entities and provided free of charge by the President of the Company, Christopher George. The office space totals approximately 600 square feet. This office arrangement and configuration is considered adequate for current and short-term operations of the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

Set forth below is a list of those individuals, including any group, known to be a beneficial owner of more than five percent of any class of the Company's voting securities:




                      Name and               Amount and
                     Address of              Nature of         Percent
   Title of          Beneficial              Beneficial           of
    Class              Owner                   Owner            Class

    Common     Christopher A. George       1,500,000 Shares      60%
               124 South Wall Street,
               Suite 105
               Spokane, WA  99201

    Common     Monte A. George               500,000 Shares      20%
               124 South Wall Street,
               Suite 105
               Spokane, WA  99201

               All Officers and Directors  2,000,000 Shares      80%
                  (2 Individuals)


There are no outstanding rights for any individual, or group, to acquire additional Shares from options, warrants, rights, conversion privilege, or similar obligations. The Messrs. George are the Company's sole officers and directors.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
         PERSONS.


The Company's Directors and Executive Officers are as follows:



Name/Address                  Position                             Age
----------------------        --------------------------------     ----

Christopher A. George         President & Director                  36
124 South Wall Street,
Suite 105
Spokane, WA  99201

Monte A. George               Secretary/Treasurer & Director        38
124 South Wall Street,
Suite 105
Spokane, WA  99201

Note:  Christopher and Monte George are brothers.



Christopher A. George serves as the Company's President and Chairman of its Board of Directors. Over the past ten years, Mr. George has served in the following capacities: (1) from 1997 to present he has been the President and Founder of Choicenet Internet Services, an internet service provider which provides internet service that is "content-filtered" and thus limits the access to/from sites that provide pornography, racism, and other materials found to be offensive by many people; (2) from 1996 to 1997, he was the General Manager and Vice President of Sales for Northwest Juice and Beverage, a company supplying non-alcoholic beverages, including juices, bottled waters, and soft drinks to the retail and institutional trades; (3) from 1983 to 1996, Mr. George served in the capacity of Marketing Development Manager for Pepsi-Cola Inc. in Spokane and Seattle, WA.

Monte A. George serves as the Company's Secretary/Treasurer and sits on its Board of Directors. Over the past ten years, Mr. George has served in the following capacities: (1) from 1998 to present he has been the President and Founder of The Recruiting Network, an executive recruiting company based in Spokane, WA;
(2) from 1997 to 1998, he was the Western Regional Manager for Juice Time, Inc., a manufacturer/distributor of high quality concentrated juice products; (3) from 1995 to 1997, he was the Vice President of Recruiting and Executive Search for the Consumer Connection in Seattle, WA; (4) from 1990 to 1995, Mr. George was the Regional Sales Manager for Cadbury Schweppes Beverages in Seattle, WA.

The term of office for each Director is one year, or until his successor is elected and qualified at the Company's annual meeting of Shareholders, subject to ratification by the Shareholders. The term of office for each Officer is one year or until a successor is elected and qualified and is subject to removal by the Board. No Officer or Director of the Company has been the subject of any Order, Judgement, or Decree of any court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker, or dealer in the securities, or as an affiliated person, director, or employee of an investment company, bank savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with the purchase or sale of any securities nor has any person been the subject of any order of a state authority barring or suspending for more than sixty days, the right of such person to be engaged in such activities or to be associated with such activities. No Officer or Director of the Company has been convicted in any criminal proceedings (excluding traffic violations) or the subject of a criminal proceeding which is presently pending.

ITEM 6.  EXECUTIVE COMPENSATION.

Christopher and Monte George have not received, nor are they projected to receive, any compensation for their services, including their capacities as Directors, other than the issuance of the Company's Common Stock as set forth in Item 4 above.

Should the Company become profitable and produce commensurate cash flows from operations and/or through the sale of strategic investments, there may be some level of compensation paid to them, however, this will be subject to approval by the Company's Board of Directors. It is the responsibility of the Company's Officers and its Board of Directors to determine the timing of any remuneration for key personnel. Such determination and timing thereof will be based upon such factors as positive cash flow to include equity sales, ISP purchases, operating cash flows, capital requirements, and a positive cash flow balance in excess of $12,500 per month. At the time cash flow reaches this point, and appears to be sustainable, the Officers and Board of Directors will again readdress the compensation of its key personnel and set forth a more formal and complete plan for remuneration in line with operations of the Company. At present, the Company `s management cannot accurately estimate the point when revenues and operating cash flows will be sufficient enough to implement this compensation plan, nor are they able to estimate the exact amount of compensation at this time.

There are no annuity, pension, or retirement benefits proposed to be paid to Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There have been no actual or proposed transactions to which the Company was or is to be a party to in which any Director, Executive Officer, nominee for election as Director, security holder, or any member of the immediate family of any of the aforementioned had or is to have a direct or indirect material interest.

ITEM 8.  DESCRIPTION OF SECURITIES.

Qualification. The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws.
Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

Common Stock.    The Company's Articles of Incorporation
authorize it to issue up to 75,000,000 (seventy five million) Shares of its Common Stock, which carry a par value of $0.001 per Share. All outstanding Common Shares are, and the Common Shares offered hereby will be when legally issued, fully paid and non-assessable.

Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. The Company has elected to act in the capacity of its own Transfer Agent for the period to date. However, it is contemplated that a third-party Agent will be appointed at the time the Company becomes a listed company on the OTC Bulletin Board.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                             PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company intends to apply for trading in the over-the-counter market to be listed on the NASDAQ OTC Bulleting Board.

There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

To date, the Company has issued 2,500,000 Shares of its Common Stock. These include 1,500,000 Shares and 500,000 Shares issued to Christopher A. George and Monte A. George, respectively, as founders of the Company. The remaining 500,000 Shares were purchased and are held by 35 Shareholders, none of which hold more than 5% of Shares outstanding or related to the Officers/Directors.

The Company has no outstanding options, nor does it have any plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not and has not been a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has had no changes in and/or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

At inception, the Company issued 1,500,000 (one million five hundred thousand) and 500,000 (five hundred thousand) Common Shares to Christopher A. George and Monte A. George, respectively, in exchange for their services in forming the Company and pursuing the initial stage of its strategic business plan. The Shares were valued at par value.

During November, 1998, the Company issued an aggregate of 500,000 (five hundred thousand) Common Shares to a total of 35 (thirty five) investors for cash aggregating $7,500 in private sale transactions. The Shares were sold at a price of $0.015 per Share. None of these shareholders hold more than 5% of the Shares. These investors were "accredited" and "non-accredited" individuals who know, or were made familiar with the Company by those knowing Christopher and Monte George. The Company acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule 504, Regulation D of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Section 78.751 of the Nevada General Corporation Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

Because the Bylaws of the Company provide for such indemnification, the foregoing provisions of Nevada law and the organization documents of the Company are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

ITEM 6.  GENERAL - YEAR 2000 ISSUES

Year 2000 Compliance Issues. The Company has established a plan to address Year 2000 issues as part of its strategic business plan. This plan encompasses the phases of awareness, assessment, renovation (if necessary), validation, and implementation. These phases will enable the Company to identify risks, develop action plans, perform adequate testing, and determine if its various systems will be Year 2000 ready. Successful implementation(s) of this plan are expected to mitigate any extraordinary expenses or liabilities related to the Year 2000 issue. The Company has a reasonable basis to preclude that the Year 2000 issue will not materially effect future financial results, or cause reported financial information to not to be necessarily indicative of future operating results or future financial conditions. This basis is due to the fact that the Company has and will be installing the latest updated versions of technology systems, including hardware and software that is and will be Year 2000 compliant.

As part of its plan, the Company will contact all material suppliers, customers, vendors, and information technology suppliers regarding their Year 2000 compliance and state of readiness. This process will be conducted over the next six to nine months. However no assurances can be given that the Year 2000 compliance plan will be successfully completed prior to year end.

The Company's contingency plan is somewhat simplistic, and involves operating with a back-up generator for short periods of time, and the use of manual systems where available and appropriate.

The successful and timely completion of the Year 2000 project is based on the Company's best estimates which were derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

                            PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report dated March 15, 1999.
Balance Sheet as of December 31, 1998.
Statement of Operations for the Period from Inception (October
  20, 1998) to December 31, 1998.
Statement of Stockholders' Equity for the Period from Inception
  (October 20, 1998) to December 31, 1998.
Statement of Cash Flows for the Period from Inception (October
  20, 1998) to December 31, 1998.
Notes to Financial Statements.

INDEPENDENT AUDITORS REPORT

Board of Directors and Shareholders of Altrex Incorporated:

I have audited the accompanying Balance Sheet of Altrex Incorporated (a Nevada Corporation) as of December 31, 1998, and the related Statement of Operations, Changes in Stockholders' Equity, and Cash Flows for the period from October 20, 1998 (the date of inception) through December 31, 1998. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Altrex Incorporated as of December 31, 1998, and the results of its operations and its cash flows for the period from October 20, 1998 (date of inception) through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the Financial Statements, the Company has no viable operations or significant assets and is dependent upon significant Shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note
A. The Financial Statements do not contain any adjustments that might result from the outcome of these uncertainties.


                             MERRI NICKERSON, CPA


Spokane, Washington
March 15, 1999

                             Altrex Incorporated
                        (A Development Stage Company)
                                Balance Sheet
                              December 31, 1998



                               ASSETS                      1998
                                                      ------------

Cash                                                  $    7,500
Organization Costs                                         7,500
Accumulated Amortization                                    (250)
                                                      ------------

Total Assets                                          $   14,750
                                                      ============

                           LIABILITIES

Accounts Payable                                      $    7,500
                                                      ------------

                      STOCKHOLDERS' EQUITY

Common Stock:
  Paid-In Capital, Par Value $0.001 per Share,
    75,000,000 Shares Authorized,
    2,500,000 Shares Outstanding                      $    2,500
Paid In Capital In Excess of Par Value                     7,000
Special Distribution                                      (2,000)
(Deficit) Accumulated During Development Stage        $     (250)
                                                      ------------

Total Stockholders' Equity                            $    7,250
                                                      ------------

Total Liabilities and Stockholders' Equity            $   14,750
                                                      ============


         See accompanying notes to financial statements.

                              Altrex Incorporated
                        (A Development Stage Company)
                           Statement of Operations
                        For the Period from Inception
                           (October 20, 1998) to
                              December 31, 1998


                                                          Period from
                                                          Inception to
                                                        December 31, 1998

Operating Revenues                                        $        0

Amortization of Start Up Costs                                   250
                                                          ------------

Net Income (Loss)                                         $     (250)
                                                          ============

Per Share Information:
  Basic and Diluted (Loss) per Common Share               $  (0.0001)

Weighted Average Shares Outstanding                        2,371,430


         See accompanying notes to financial statements.




                                   Altrex Incorporated
                               (A Development Stage Company)
                       Statement of Changes in Stockholders' Equity
          For the Period from Inception (October 20, 1998) to December 31, 1998




                                    Common          Par           Special         Excess of        Retained
                                    Shares         Value        Distribution      Par Value        Earnings

BALANCE OCTOBER 20, 1998
  (date of inception)                      0      $      0       $       0       $        0       $       0

Issued to Founders at Inception    2,000,000         2,000          (2,000)               0               0

Issuance of Common Shares
  Cash at $0.015 per Share
  November 1999                      500,000           500               0            7,000               0

Net Operating Loss for the Period
  from October 20, 1998 (date of
  inception) to December 31, 1998         --            --              --               --            (250)
                                  -----------     ---------      -----------      ----------      -----------


BALANCE DECEMBER 31, 1998          2,500,000      $  2,500       $  (2,000)       $   7,000       $    (250)
                                  ===========     =========      ===========      ==========      ===========



                 See accompanying notes to financial statements.




                               Altrex Incorporated
                          (A Development Stage Company)
                             Statement of Cash Flows
      For the Period from Inception (October 20, 1998) to December 31, 1998

                                                      Period from
                                                 October 20, 1998
                                              (date of inception)
                                             to December 31, 1998

Net Income (Loss)                                      $    (250)
                                                       ----------

Adjustments to Reconcile Net Income to
  Net Cash Provided from Operating Activities:
  Amortization of Start-Up Costs                             250
Changes in Assets and Liabilities:
  (Increase) in Other Assets                              (7,500)
  Increase in Accounts Payable                             7,500
                                                       ----------

Net Cash Provided By (Used In) Operating
  Activities                                                   0
                                                       ----------

Cash Flows from Financing Activities:
  Common Stock Sold for Cash                               7,500
                                                       ----------

Net Cash Provided By (Used In) Financing Activities        7,500

Increase (Decrease) in Cash                                7,500

Cash at Beginning of Period                                    0
                                                       ----------

Cash at End of Period                                  $   7,500
                                                       ==========



          See accompanying notes to financial statements.

                       Altrex Incorporated
                  (A Development Stage Company)
                  Notes to Financial Statements
                        December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Altrex Incorporated was incorporated on October 20, 1998, under the laws of the State of Nevada. The Company has elected to report on a calendar year basis.

  The Company is in its development stage and to date its activities have been limited to organization and capital formation. The Company plans to engage in the strategic combining of small internet service providers into a larger organization, or network, which can effectively compete with regional and national service providers.

  During November, 1998, the Company sold a total of 500,000 of its Common Shares at $0.015 per Share, for total proceeds of $7,500. The Offering was made under Regulation D, Rule 504 of the Securities Act of 1933.

  The Company has not yet determined and established its accounting policies and procedures, except as follows:

  1.   The Company uses the accrual method of accounting.

  2. Net loss per share is provided in accordance with Financial Accounting Standards No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share reflects the per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

  3. Organization costs of $7,500 have been capitalized and are being amortized over a period of sixty months.

  4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 2 - GOING CONCERN

The Company's Financial Statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realizations of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided without charge by the President of the Company. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.


                      MERRI NICKERSON, CPA
                   Certified Public Accountant
                       Spokane, Washington


To Whom It May Concern:

I hereby consent to the inclusion of my report of March 15, 1999, on the Financial Statements of ALTREX INCORPORATED, as of December 31, 1998, in any filings that are necessary now or in the future with the U.S. Securities and Exchange Commission.

Sincerely,

/s/  Merri Nickerson
--------------------------
Merri Nickerson
Certified Public Accountant




                            PART III


ITEM 1.  INDEX TO EXHIBITS


EXHIBIT NO.
------------------
EX-3.(i)   ARTICLES OF INCORPORATION
EX-3.(ii)  BY-LAWS
EX-27      FINANCIAL DATA SCHEDULE